The York Water Company
130 East Market Street
York, Pennsylvania 17401

November 16, 2016
VIA EDGAR
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attention:  Mara Ransom, Assistant Director

Re:          The York Water Company
Registration Statement on Form S-3
(File No. 333-213942)

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The York Water Company (the "Company") hereby respectfully requests that the effective date for the above-referenced Registration Statement (the "Registration Statement") be accelerated so that it will be declared effective by the Securities and Exchange Commission (the "Commission") at 5:00 p.m., Eastern Time, on November 16, 2016, or as soon thereafter as practicable.

Please call Bree Archambault of Reed Smith LLP at (215) 851-8140 to confirm the effectiveness of the Registration Statement or with any questions.

Very Truly Yours,

By:/s/ Kathleen M. Miller
Name:  Kathleen M. Miller
Title:  Chief Financial Officer and Treasurer